HAND & HAND

34145 Pacific Coast Highway, #379

Dana Point, California 92629

949-489-2400

949-489-0034 Facsimile

June 4, 2015

Mark P. Shuman

Branch Chief - Legal

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Code Navy

Amendment No. 4 to Registration Statement on Form S-1

Filed May 27, 2015

File No. 333-200911

Dear Mr. Shuman:

The Company responds to the staff's comment letter and telephone comments of June 3,  2015 and files herewith Amendment No. 5.

Registration Statement on Form 10

General

1.

Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

As discussed with the staff, the Company expects to withdraw the Form 10 if the S-1 is declared effective, and so this comment may not be applicable.

Amendment No. 4 to the Registration Statement on Form S-1

Financial Statements, page 21

2.

Revise the filing to ensure the financial statements refer to the correct period.  In this regard the Statement of Changes in Stockholders’ Equity (Deficit) and the Statements of Cash Flows refers to the unaudited sic months ended December 31, 2014 when it should refer to the unaudited nine months ended March 31, 2015.  Ensure all references int eh filing have been updated accordingly.

Complied. Similar changes were made in the narrative section as per telephone comments.

Very truly yours,

/s/Jehu Hand